UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 19, 2007

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

4620 Creekstone Drive, Suite 200

Durham, North Carolina 27703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .

Adherex Technologies Inc.

Form 6-K

On January 18, 2007, the Company announced that it had entered into a third amendment (the “Amendment”) to a development and license agreement (the “Agreement”) with Glaxo Group Limited. The Company and Glaxo entered into the Agreement on July 14, 2005. A copy of the press release issued January 18, 2007 announcing the Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Amendment is attached hereto as Exhibit 4.42.

Attached hereto as Exhibit 99.2 is the form of a material change report filed by the Company under National Instrument 51-102 in Canada on January 18, 2007 to report events of January 18, 2007. The press release referenced in that material change report is found in Exhibit 99.1 to this Report.

The information in this Form 6-K (including the exhibits attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

2

EXHIBIT INDEX

Exhibit Number	Description
4.42	Amendment No. 3, dated January 17, 2007, to Development and License Agreement dated July 14, 2005 between Adherex Technologies Inc. and Glaxo Group Limited

99.1	Press release dated January 18, 2007

99.2	Material change report filed pursuant to National Instrument 51-102 in Canada dated January 18, 2007

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: January 19, 2007	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel & Corporate Secretary

4